Exhibit 99.1

Pan American Invests in Kootenay Silver to Maintain 10% Ownership

VANCOUVER, April 26, 2016 /CNW/ - Kootenay Silver Inc. (TSXV: KTN) ("Kootenay") and Pan American Silver Corp. (TSX: PAA, NASDAQ: PAAS) ("Pan American") are pleased to announce that, following the issuance of Kootenay's common shares as consideration for Kootenay's acquisition of Northair Silver Inc. (see Kootenay press release dated April 21, 2016) as well as Kootenay's acquisition of the two and a half percent (2.5%) net smelter returns royalty from Coeur Capital, Inc. with respect to the future production of Kootenay's La Cigarra project (see Kootenay press release dated March 29, 2016), Pan American has exercised its second tranche option to subscribe for additional common shares of Kootenay in order to maintain a ten percent (10%) ownership interest in Kootenay's issued and outstanding shares (see Kootenay press release dated February 26, 2016) (the "Second Tranche Option") in accordance with the Subscription Agreement dated February 15, 2016 entered into between Pan American and Kootenay, as amended (the "Subscription Agreement").  As a result, Pan American intends to subscribe for 6,793,550 additional Kootenay common shares for an aggregate subscription price of CAD$1,553,431 (the "Subscription Price").

Transaction Details

The Subscription Price for the exercise of the Second Tranche Option consists of the following:

•	Pan American's subscription for 5,723,550 common shares of Kootenay at the subscription price of CAD$0.22 per Kootenay common share for gross proceeds of CAD$1,259,181; and
•	Pan American's subscription for 1,070,000 common shares of Kootenay at the subscription price of CAD$0.275 per Kootenay common share for gross proceeds of CAD$294,250

(the "Second Tranche Investment").

The closing of the Second Tranche Investment is subject to certain standard conditions precedent for financings of this nature set out in the Subscription Agreement, including approval and acceptance by the TSX Venture Exchange.

Kootenay intends to use the net proceeds of the Second Tranche Investment for exploration activities and general corporate purposes.

Kootenay President and CEO James McDonald stated: "We are delighted with Pan American's vote of confidence in not only our Promontorio Mineral Belt assets, but also the La Cigarra opportunity we have acquired through the business combination with Northair Silver Inc. After the closing of the Second Tranche Investment, we will have a strong cash position to advance the La Cigarra project and pursue more potential consolidation and growth opportunities that will be accretive to the Kootenay shareholders."

About Kootenay

Kootenay Silver Inc. is an exploration company actively engaged in the discovery and development of mineral projects in the Sierra Madre Region of Mexico and in British Columbia, Canada. The Company's top priorities are the advancement of the La Cigarra silver project and the Promontorio Mineral Belt, in Chihuahua, Mexico and Sonora, Mexico (respectively). The La Cigarra property is 26 kilometres from the historic mining city of Parral and boasts nearby power, good road access, gentle topography, and established infrastructure. La Cigarra currently hosts a resource estimate of 51.47 million ounces of silver in the Measured & Indicated categories grading 86.3 g/t silver and 11.46 million ounces of silver in the Inferred category grading 80 g/t silver. The mineralized system at La Cigarra has been traced over 6.5 kilometres and is defined at surface as a silver soil anomaly and by numerous historic mine workings. The La Cigarra silver deposit is open along strike and at depth and is approximately 25km north, and along strike, of Grupo Mexico's Santa Barbara mine and Minera Frisco's San Francisco del Oro mine. The Promontorio Mineral Belt includes Kootenay's La Negra high-grade silver discovery and its Promontorio Silver Resource. Kootenay's core objective is to develop near term discoveries and long-term sustainable growth. Management comprises of proven professionals with extensive international experience in all aspects of mineral exploration, operations and venture capital markets.

Qualified Person

The Kootenay technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) and reviewed on behalf Kootenay by James McDonald, P.Geo, President, CEO & Director for Kootenay, a Qualified Person.

About Pan American

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. Pan American has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in Mexico, USA, Peru and Argentina.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this news release has been prepared as at April 26, 2016. Certain statements in this news release, referred to herein as "forward-looking statements", constitute "forward-looking statements" under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as "intend to", "to be", "expected", "plans to", "may", "will", "to advance" or similar terms.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Kootenay and Pan American as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements in this press release relate to, among other things: the timing and expected closing date of the completion of the Second Tranche Investment; the timing and receipt of required stock exchange and regulatory approvals for the Second Tranche Investment; the ability of Kootenay and Pan American to satisfy the other conditions to, and to complete, the Second Tranche Investment; length of the current market cycle and the requirements for an issuer to survive the current market cycle and future growth potential for Kootenay; and the ability of Kootenay to maintain its rights and title to its assets. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: satisfaction or waiver of all applicable conditions to closing of the Second Tranche Investment including, without limitation, receipt of all necessary stock exchange and regulatory approvals or consents and lack of material changes with respect to the parties and their respective businesses; fluctuations in general macro-economic conditions; fluctuations in securities markets and the market price of Kootenay's shares; fluctuations in the spot and forward price of silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; title to properties; the failure to meet the closing conditions thereunder and the failure by counterparties to such agreements to comply with their obligations thereunder. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, Kootenay and Pan American expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in Kootenay's or Pan American's expectations or any change in events, conditions or circumstances on which any such statement is based.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This news release uses the terms "Measured and Indicated Resources" and "Inferred Resources", which have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of a Measured and Indicated and/or Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. Kootenay and Pan American advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that part or all of a Measured, Indicated and Inferred resource exists, or is economically or legally minable.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Kootenay Silver Inc.: James McDonald: (403) 238-6986, President, CEO & Director; Ken Berry: (604) 601-5652, Chairman; Pan American Silver Corp.: Kettina Cordero: (604) 806-3172, Manager, Investor Relations

CO: Pan American Silver Corp.

CNW 15:05e 26-APR-16